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FILED VIA EDGAR

September 24, 2021

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re: VictoryShares THB Mid Cap ESG ETF, VictoryShares ESG Core Plus Bond ETF and VictoryShares ESG Corporate Bond ETF (each, a "Fund"), each a series of

Victory Portfolios II File Nos.: 333-181176 and 811-22696

Dear Mr. Cowan:

On behalf of Victory Portfolios II (the "Registrant"), we submit this response to the comments provided by the Staff of the U.S. Securities and Exchange Commission (the "Commission") on August 18, 2021, relating to Post-Effective Amendment No. 90 to the Registrant's Registration Statement on Form N-1A (File No.: 333-181176), filed on July 16, 2021 ("PEA 90").

We expect that the Registrant will file with the Commission a post-effective amendment to its registration statement pursuant to Rule 485(b) under the Investment Company Act of 1940, as amended (the "1940 Act"), on or about September 29, 2021, incorporating the responses to the Staff's comments described below.

Below we identify in bold the Staff's comments, and note in regular type our responses. Capitalized terms used but not defined in this letter have the meanings assigned to them in PEA 90. We have attempted to accurately restate the Staff's comments.

When a comment specific to any one Fund applies to other Funds, we will conform the disclosures with respect to the other Funds so that the disclosures are consistent, even if we do not identify whether a comment applies in other cases. In addition, when a comment specific to one section of the document would apply to similar disclosure elsewhere in the document, we will make the changes consistently throughout the document, as appropriate.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

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General:

1)At least five (5) business days prior to the effective date of the post-effective amendment, please file on EDGAR responses to the Staff comments, along with the revised disclosure and the completed Annual Fund Operating Expenses table.

Response: The Registrant will file on EDGAR responses to the Staff comments, along with the revised disclosure and the completed Annual Fund Operating Expenses table, at least five (5) business days prior to the effective date of the post-effective amendment.

VictoryShares THB Mid Cap ESG ETF Prospectus:

2)Please confirm that the Registrant has conducted a FAS 5 analysis (which has been provided to the auditor) and concluded that recoupment is not probable.

Response: The Registrant represents that, consistent with its established procedures and current practices, it will conduct the FAS 5 analyses with respect to recoupment and transmit each analysis to each Fund's independent auditor.

The Funds have not yet commenced operations and cannot recoup waived fees or reimbursed expenses amounts incurred prior to their operation, so any such analysis can only be done prospectively.

The Registrant does not believe that the conditions of FAS 5 will require the Registrant to record a liability for the potential recapture of expenses waived or reimbursed. FAS 5 states that, in order to accrue a loss contingency, two conditions must be met: (1) it must be probable that an asset has been impaired or a liability has been incurred; and (2) the amount of loss can be reasonably estimated. The Registrant does not believe that either condition has been met. In order for the event to be probable and able to be estimated, net assets for the Funds would have to increase significantly and/or expenses would have to significantly decrease. The Registrant further believes that the conditions noted under CON 6 paragraph 36 and AAG 8.07 (2014) do not require the Registrant to treat the potential recapture as a liability. The Registrant notes that, in its experience, very little expense reimbursements are recaptured within the time period allowed under the applicable Expense Limitation Agreement. The Registrant records this type of liability when it believes that the conditions have been met.

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3)The Fund's name includes the word "ESG," which suggests a type of investment and, therefore, the Fund should include an 80% names rule policy that covers ESG.

Response: The Fund respectfully declines to add an 80% policy pursuant to Rule 35d-1 (the "Names Rule") under the 1940 Act in relation to the use of "ESG" in its name. The Names Rule requires a fund to adopt an 80% investment policy in certain circumstances, including instances where the fund's name suggests it focuses its investments in a particular type of investment, a particular industry or a particular country or geographic area, or instances where the fund's name suggests it is exempt from certain taxes. The Fund believes that the use of "ESG" in its name does not fall into any of those categories, as the term "ESG" does not suggest a focus on any particular type of investment, industry, country, geographic area or tax status. Rather, the term "ESG" in the Fund's name refers to the Fund's investment strategies and process, pursuant to which the Fund's investment adviser seeks to invest in securities of issuers that exhibit favorable environmental, social and governance characteristics and traits. The Fund believes this view is consistent with the adopting release for the Names Rule and the "Staff's Frequently Asked Questions about Rule 35d-1," which clarify that the requirement to include an 80% investment policy does not apply to various terms in fund names that signify types of investment strategies as opposed to particular types of investments (e.g., "value" or "growth"). In addition, the Fund is aware that the SEC has requested comments on the subject of the Names Rule, noting that industry practice is mixed as to whether environmental, social and/or governance ("ESG") considerations are treated as an investment strategy and exempt from the Names Rule or treated as a type of investment and subject to the Names Rule.1

4)Please clarify the Adviser's methodology and any additional factors utilized in investment decision-making. Does the Adviser first identify a universe of companies it believes trades below intrinsic value and then performs an ESG screen to come up with 30 securities, or does it utilize some other method? It appears there is also a "quality assessment" performed to get a price target, but it is not clear where in the methodology that fits into the final securities selection.

We note that disclosure required by Item 9 of Form N-1A lays out the methodology in a better order. Consider building upon this organizational structure.

Response: The Registrant will revise the Fund's disclosure consistent with this comment.

1SEC, Request for Comments on Fund Names, Release No. IC–33809 (Mar. 6, 2020), https://www.sec.gov/rules/other/2020/ic-33809.pdf.

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5)Please revise the following for plain English: "and that have prospects for an inflection in business fundamentals that will enable stock prices to be revalued higher."

Response: The Registrant will revise the Fund's disclosure consistent with this comment.

6)Please revise the following sentence to clarify whether "it" refers to the Fund or the Adviser: "The Adviser believes there is a high correlation between high-quality companies, good corporate citizenship, and long-term shareholder value creation; it fully integrates Environmental, Social and Governance ("ESG") factors into its investment process as a measure of corporate citizenship."

Response: The Registrant will clarify the Fund's disclosure consistent with this comment.

7)For clarity, aside from ESG, please describe what other factors the Adviser uses in its investment decisions. The disclosure should specify all the other factors and make clear how the ESG factors are screened, evaluated and weighted with the other factors.

Response: The Registrant will revise the Fund's disclosure consistent with this comment.

8)Please clarify the ESG screening methodology to include additional disclosure that:

(i) explains how the Fund selects investments utilizing both the Adviser's own due diligence and data from third-party rating organizations. Are there proprietary screens? If so, what are the factors the screen applies; and (ii) in the response to Item 9, describe the due diligence practices in applying screening criteria to portfolio companies more fully. This includes what underlying data the Adviser will be reviewing to determine whether the Fund meets its ESG criteria, and the sources of the data. For example: directly engaging with portfolio companies to better understand their ESG risks and practices; reviewing third-party scoring/data; and/or conducting research using other types of information from either the Fund or an outside source.

Response: The Registrant will revise the Fund's disclosure consistent with this comment to describe the Adviser's own due diligence practices and use of third-party data providers. The Registrant notes that the Adviser does not exclusively rely on any third- party ESG ratings or scores during the portfolio construction process to make investment decisions. The Adviser has a policy of positive engagement with a company's management team that is designed to foster constructive change on ESG factors where the Adviser has identified areas of the company's weaknesses.

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9)The Staff notes that the Fund intends to use one or multiple third-party data/scoring providers. In the principal strategies, please identify the provider that the Fund intends to use, or the primary providers if the Fund intends to use multiple third party providers. Please also briefly summarize each providers' criteria/methodology in the principal strategies.

Response: The Registrant respectfully declines to identify any third-party data providers for ESG metrics. As stated in response to Comment 8, third-party ESG ratings are a consideration in the Adviser's investment process; however, such ratings are only one factor as it relates to the Adviser's consideration of a company's ESG initiatives. No individual third-party rating is definitive in making an investment decision and the third- party data providers that the investment team uses are likely to evolve over time. The Registrant will revise the Fund's disclosure consistent with this response to describe the Adviser's own due diligence practices and use of third-party data providers.

10)Please clarify the following consideration: "supply chain controversies (e.g., modern day slavery)".

Response: The Adviser seeks to ensure that the issuers in which the Fund invests employ supply chain management to ensure that international supply chains are not connected to or utilize (knowingly or unknowingly) unethical labor practices, such as modern day slavery. The Registrant has removed the reference to slavery in the disclosure and believes the remaining disclosure sufficiently describes the factor in plain English.

11)Please explain how "internal ESG ratings and additional factors" (which should be specified) are utilized, given the next paragraph's statement that the Fund will not screen out a company based on below average ESG rating.

Response: The Registrant will revise the Fund's disclosure consistent with this comment. Among other things, the Registrant will revise the Fund's disclosure to describe the circumstances under which the Fund may invest in companies with below average ESG ratings.

12)Please clarify the "other quality factors" that would override a below average ESG rating.

Response: As noted above, the Registrant will revise the Fund's disclosure consistent with this comment to describe the circumstances under which the Fund may invest in companies with below average ESG ratings.

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13)Please disclose whether carbon exposure can take into account a company's purchase of carbon credit offsets.

Response: The Registrant notes that in the future the Adviser may consider a company's purchase of carbon credit offsets when evaluating that company's carbon exposure, but this is an area in evolution for the data metric providers and investors. Accordingly, the Registrant does not believe it is necessary to add disclosure concerning purchase of carbon credit offsets at this time.

14)It appears the Adviser uses a value strategy. Please consider whether to include the principal risks associated with this investment strategy.

Response: While the Fund includes value investing as part of its investment strategy, it does not label itself as a value fund. For this reason, the Registrant believes that the disclosure in "management risk" adequately summarizes the risks associated with the manager's investment process.

15)With respect to the Fund's Intraday Indicative Value Risk and in consideration of Rule 6c-11, please confirm supplementally whether the Fund is voluntarily making this information available or delete the disclosure.

Response: The Registrant supplementally confirms it is voluntarily making this information available for the VictoryShares THB Mid Cap ESG ETF and, therefore, it will continue to include this risk with respect to that Fund.

16)To the extent applicable, please add cash transaction risk.

Response: The Registrant does not believe cash transaction risk is a principal risk for the Fund given its intent that baskets will consist substantially of securities.

17)Please include frequent trading in the Fund's principal investment strategy or delete Portfolio Turnover Risk.

Response: The Registrant will remove the risk from principal risks.

18)To the extent applicable, please include any risks related to the United Kingdom leaving the European Union (Brexit).

Response: The Registrant notes that the risk disclosure including in response to Item 9 of Form N-1A includes a discussion of Brexit.

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19)Considering that the principal investment strategy includes investing in ADRs and other types of depositary receipts, please disclose their unique risks (e.g., that they may be less liquid than the underlying shares in their primary trading market).

Response: The Registrant will revise the Fund's disclosure consistent with this comment.

20)Please supplementally identify the broad-based securities index that the Fund intends to use as its benchmark.

Response: The Registrant will use the Russell Mid Cap Index as its benchmark index.

21)Please include "and jointly" after "primarily" in describing the Fund's portfolio managers and their primary responsibility for managing the Fund.

Response: The Registrant will revise the Fund's disclosure consistent with this comment.

22)Instead of describing the Portfolio Managers' tenure with the Fund as "since inception," please use the month and year.

Response: The Registrant will revise the Fund's disclosure consistent with this comment.

23)In "Additional Information," please provide a more fulsome disclosure of the Fund's principal investment strategies as required by Item 9(b) of Form N-1A, including a more detailed description of the ESG screening process and how the ESG factors are considered along with other factors, which should be specified.

Response: The Registrant will revise the Fund's disclosure consistent with this comment.

24)Please describe in more detail the ESG methodology as it relates to the 16 main categories within the Adviser's ESG process as noted in the Summary. Please also include more information about the types of companies that will be excluded from consideration, also as noted in the Summary.

Response: The Registrant will revise the Fund's disclosure consistent with this comment.

25)Please disclose what happens if a company fails to improve on ESG scores after engagement or the company's ESG rating declines in the future?

Response: The Registrant will revise the Fund's disclosure consistent with this comment.

26)Please revise the Fund's statement of its 80% policy to also include ESG.

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Response: The Registrant respectfully refers the Staff it its response to Comment 3 above.

27)In describing the additional types of securities in which the Fund may invest, please consider including a heading identifying this section as non-principal investment strategies.

Response: The Registrant will revise the Fund's disclosure consistent with this comment.

28)Please confirm supplementally that, in accordance with Item 3, Instruction 3(f) of Form N-1A, if "acquired fund fees and expenses" ("AFFE") exceed 0.01% of the average net assets of the Fund, the Fund will include a line item in the Fee Table for AFFE.

Response: The Registrant supplementally confirms that if the Fund's AFFE exceed

0.01% of the average net assets of the Fund, the Fund will include a line item in the Fee Table for AFFE.

29)With respect to the Fund's securities lending, please clarify whether the Fund considers certificates of deposit ("CDs") to be the same as cash, and identify any no- action letters that specifically mention CDs as appropriate collateral for securities lending on which the Registrant is relying. The Staff believes that CDs are the equivalent of cash.

Response: The Registrant is in the process of updating acceptable forms of cash collateral under its securities lending agreement and has determined, independent of this comment, to remove CDs from the list of collateral. The Registrant will revise the Fund's disclosure accordingly.

30)Please add investments in emerging markets as a principal investment strategy or remove "Emerging Markets Risk" as a principal investment risk.

Response: The Registrant will revise the Fund's disclosure to remove Emerging Markets Risk as a principal risk.

VictoryShares ESG Core Plus Bond ETF Prospectus:

31)If derivatives and other instruments are used as part of the Fund's 80% ESG policy, please describe how such instruments will be evaluated for ESG purposes.

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Please note this comment also applies to the VictoryShares ESG Corporate Bond ETF.

Response: The Registrant respectfully refers the Staff to its response to Comment 3 above.

32)Please use "assets" in the 80% policy consistently for all Funds.

Response: The Registrant will revise the Fund's disclosure consistent with this comment.

33)If 65% of the Fund's assets may be investing in corporate bonds and U.S. government securities are not scored for ESG, please clarify what makes up the final 15% of the Fund's investments for purposes of the 80% policy.

Please also state that at least 80% of the Fund's net assets are invested in securities of issuers ranked in highest three categories of ESG.

Response: The Registrant respectfully refers the Staff to its response to Comment 3 above and adds that percentages noted in the staff's comment relate to three separate and independent concepts. Consistent with this, the Fund will invest at least 80% of its assets in debt securities and other instruments that have similar economic characteristics as required by the Names Rule. The Fund will invest up to 65% of its net assets in corporate bonds. In addition, the Fund will invest at least 80% of its assets in securities that, at least, at the time of purchase, rank in the highest three categories of the Adviser's ESG composite score. The Adviser considers government securities to be rated within the highest three categories for purposes of compliance with this 80% policy.

34)Please clarify the meaning of "which are generally not scored for ESG purposes." Does this mean that securities issued by the U.S. government, its agencies and its instrumentalities are not counted in the 80% ESG policy or are considered to have positive ESG Score? Please also explain how the Fund, with an 80% policy to invest in the highest three categories of ESG, can invest up to 35% in the lowest two categories?

Response: The Registrant will clarify the Fund's disclosure to state that for purposes of the Fund's investment strategy, government securities are considered to be ranked within the highest three ESG rating categories.

35)Please reconcile the sentence that states that the Fund will not purchase securities of issuers in the lowest two categories, with the first sentence of the next paragraph,

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which states that the Fund will not purchase securities of issuers with composite ESG score of one (the lowest tier).

Please note this comment also applies to the VictoryShares ESG Corporate Bond ETF.

Response: The Registrant will revise the Fund's disclosure consistent with this comment. The revised investment strategy provides that (a) the Fund will not purchase securities of issuers with a composite ESG score of one (the lowest tier) but can hold such securities rated one as the result of a downgrade and (b) the Fund may invest in securities of issuers rated two (second tier) provided that (1) the Adviser reasonably expects that an issuer's ESG practices may improve over time or (2) the Adviser plans an engagement effort with the issuer to improve ESG practices. Given the Fund's 80% policy to invest in securities that, at least, at the time of purchase, rank in the highest three categories of the Adviser's ESG composite score the Fund will not purchase any security with a composite ESG score of two if, at the time of purchase, the Fund's holdings of securities with a composite ESG score of either 1 or 2 exceeds 20% of the Fund's total assets.

36)Please indicate whether a security will be sold if after the engagement effort with the issuer it is determined that ESG practices will not be improved.

Response: The Registrant will revise the Fund's disclosure consistent with this comment. Specifically, the Fund may continue to hold a security with a composite ESG rating of 1 or 2 when the Adviser reasonably expects that an issuer's ESG practices may improve over time or (2) the Adviser plans an engagement effort with the issuer to improve ESG practices.

37)Please disclose more detail regarding the credit rating methodology.

Response: The Registrant will revise the Fund's disclosure consistent with this comment.

38)Please move the disclosure in the paragraph that begins "[i]n selecting investments" to become the third paragraph of this section for clarity.

Response: The Registrant will revise the Fund's disclosure consistent with this comment.

39)Please disclose how the Adviser uses the credit rating methodology and ESG methodology to select the securities held in by the Fund. Is it based on a composite score of the two methodologies, or something else? Specifically, please disclose how the ESG composite score is used as a "qualitative component of Adviser's credit rating."

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Response: The Registrant will revise the Fund's disclosure consistent with this comment.

40)Please add "methodology" after "credit rating."

Response: The Registrant will revise the Fund's disclosure consistent with this comment.

41)Please further clarify the meaning of: "the Adviser's overall view of ESG for the particular asset class and industry segment."

Response: The Registrant will revise the Fund's disclosure consistent with this comment.

42)With respect to the Fund's Debt Securities or Bond Risk, please note the current and historically low interest rate environment.

Please note this comment also applies to the VictoryShares ESG Corporate Bond ETF.

Response: The Registrant will revise the Fund's disclosure consistent with this comment.

43)To the extent applicable, please include any risks applicable to transition from

LIBOR.

Please note this comment also applies to the VictoryShares ESG Corporate Bond ETF.

Response: The Registrant does not believe risks associated with the LIBOR transition warrant additional disclosure in the principal risks of the Fund. The Registrant will review other risk sections in the prospectus and SAI to determine if additional disclosure should be included elsewhere.

44)To the extent applicable, please include any risks related to the United Kingdom leaving the European Union (Brexit).

Please note this comment also applies to the VictoryShares ESG Corporate Bond ETF.

Response: The Registrant notes that the disclosure included in response to Item 9 of Form N-1A includes risk disclosure related to Brexit.

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45)With respect to the Fund's Emerging Markets Risk, please also consider risks related to market manipulation concerns, limited reliable access to capital, and limitations on the rights and remedies available to the Fund, individually or in combination with other shareholders with respect to issuers of securities in which the Fund invests. See ADI 2020-11 Registered Funds' Risk Disclosure Regarding Investments in Emerging Markets.

Please note this comment also applies to the VictoryShares ESG Corporate Bond ETF.

Response: To the extent not already included within the Fund's Emerging Markets Risk, the Registrant will revise the disclosure to include the applicable risks referenced in ADI 2020-11.

46)To the extent applicable, please include any risks related to China.

Please note this comment also applies to the VictoryShares ESG Corporate Bond ETF.

Response: The Registrant does not believe risks associated with China warrant additional disclosure in the principal risks of the Fund. The Registrant will review other risk sections in the SAI to determine if additional disclosure should be included elsewhere.

47)With respect to the Fund's Intraday Indicative Value Risk and in consideration of Rule 6c-11, please confirm supplementally whether the Fund is voluntarily making this information available or delete the disclosure.

Please note this comment also applies to the VictoryShares ESG Corporate Bond ETF.

Response: The Registrant supplementally confirms that it does intend to make this information available voluntarily and will delete the disclosure.

48)Please consider whether call or extension risk should be included as principal risks.

Response: The Registrant notes that call/prepayment and extension risks are included in "Asset-Backed and Mortgage-Backed Securities Risk." The Registrant will delete the separate "Prepayment Risk" since it believe it is redundant with the disclosure in "Asset- Backed and Mortgage-Backed Securities Risk."

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49)Please include frequent trading in the Fund's principal investment strategy or delete Portfolio Turnover Risk.

Please note this comment also applies to the VictoryShares ESG Corporate Bond ETF.

Response: The Registrant will delete this as a principal risk.

50)Please supplementally identify the broad-based securities index that the Fund intends to use as its benchmark.

Response: The Registrant will use the Bloomberg Barclays U.S. Aggregate Index as its benchmark index.

51)Please include "jointly" in describing the Fund's portfolio managers and their primary responsibility for managing the Fund.

Please note this comment also applies to the VictoryShares ESG Corporate Bond ETF.

Response: The Registrant will revise the Fund's disclosure consistent with this comment.

52)Instead of describing the Portfolio Managers' tenure with the Fund as "since inception," please use the month and year.

Please note this comment also applies to the VictoryShares ESG Corporate Bond ETF.

Response: The Registrant will revise the Fund's disclosure consistent with this comment.

VictoryShares ESG Corporate Bond ETF Prospectus:

53)Please clarify how the Fund's investments in securities issued by the U.S. government, its agencies and its instrumentalities, which are generally not scored

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for ESG purposes, is compatible with the Fund's 80% policy to invest in corporate bonds and the 20% investment limit on U.S. government securities.

Please also revise the 80% policy to state that the Fund's investments in bonds include those that are ranked within the highest three ESG categories.

Response: The Registrant respectfully refers the Staff to its response to Comment 3 above and adds that the percentages noted in the Staff's comment relate to separate and independent concepts. The Fund will invest at least 80% of its assets in corporate bonds and in related derivatives and other instruments that have economic characteristics similar to corporate bonds as required by the Names Rule. Any investments in U.S. Government securities would be counted in the remaining 20%. In addition, the Fund will invest at least 80% of its assets in securities that, at least, at the time of purchase, rank in the highest three categories of the Adviser's ESG composite score. The Adviser considers government securities to be rated within the highest three categories for purposes of compliance with this 80% policy.

54)Please clarify whether the relative asset trading strategy is performed across the universe of securities eligible for selection based on the Adviser's credit and ESG screens or introduces new securities for investment.

Response: The Registrant will revise the Fund's disclosure consistent with this comment.

55)Please supplementally identify the broad-based securities index that the Fund intends to use as its benchmark.

Response: The Registrant will use the Bloomberg Barclays U.S. Corporate Index as its benchmark index.

56)Please provide a more fulsome disclosure of the Fund's principal investment strategies as required by Item 9(b) of Form N-1A, including a more detail description of the ESG screening process and how the ESG factors are considered along with other factors, which should be specified.

Response: The Registrant will revise the Fund's disclosure consistent with this comment.

57)Please consider first disclosing how the Adviser selects securities for inclusion in the Fund followed by fulsome disclosure of the entire investment selection process.

Response: The Registrant will revise the Fund's disclosure consistent with this comment.

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58)Please delete the following disclosure as it is duplicative: "The Adviser may sell a security to minimize credit risk, to meet liquidity needs of the Fund, if an attractive replacement is available, or based on a downgrade of the Adviser's ESG assessment of the security."

Response: The Registrant will revise the Fund's disclosure consistent with this comment.

59)If investing in commodity linked notes are part of the principal strategy, please disclose in the Summary, including any associated related risks.

Response: The Registrant will delete this disclosure.

60)Please reconcile the Funds' descriptions of their 80% in the Summary and Item 9 sections.

Response: Registrant refers to the response to Comment 3 and believes that the disclosure as proposed is appropriate.

61)In describing the additional types of securities in which the Fund may invest, please consider including a heading identifying this section as non-principal investment strategies.

Response: The Registrant will revise the Fund's disclosure consistent with this comment.

62)Please confirm supplementally that, in accordance with Item 3, Instruction 3(f) of Form N-1A, if AFFE exceeds 0.01% of the average net assets of the Fund, the Fund will include a line item in the Fee Table for AFFE.

Response: The Registrant supplementally confirms that if the Fund's AFFE exceed 0.01% of the average net assets of the Fund, the Fund will include a line item in the Fee Table for AFFE.

Statement of Additional Information:

63) Please revise references to illiquid "securities" to illiquid "investments."

Response: The Registrant will revise the Fund's disclosure consistent with this comment.

64) Please specify each Fund's policy as to concentration.

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Response: The Registrant will revise the Fund's disclosure to specify each Fund's policy as to concentration.

65)The Staff notes that Section 6 of the Funds' Agreement and Declaration of Trust includes provisions related to derivative actions and, specifically, certain pre-suit demand requirements. Please disclose the pre-suit demand provisions in an appropriate place within the registration statement.

Response: The Registrant will disclose the following information in response to Item 28(c) of Form N-1A, and in the Trust's Statement of Additional Information, the following excerpt from the Registrant's Second Amended and Restated Declaration of Trust:

Pursuant to the Trust's Declaration of Trust, a shareholder may bring a derivative action on behalf of the Trust only if the shareholder or shareholders first make a pre-suit demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such action is excused. A demand on the Trustees shall only be excused if a majority of the Board of Trustees, or a majority of any committee established to consider the merits of such action, has a personal financial interest in the action at issue. A Trustee shall not be deemed to have a personal financial interest in an action or otherwise be disqualified from ruling on a shareholder demand by virtue of the fact that such Trustee receives remuneration from his service on the Board of Trustees of the Trust or on the boards of one or more investment companies managed by the Adviser or that share the same principal underwriter. For purposes of this requirement, the Board of Trustees may designate a committee of one Trustee to consider a shareholder demand if necessary to create a committee with a majority of Trustees who do not have a personal financial interest in the transaction at issue.

Should you have any additional questions concerning the filing, please call me at (212) 839- 8600.

Very truly yours,

/s/ Jay G. Baris

Jay G. Baris

cc:Leigh A. Wilson, Chair, Victory Portfolios Christopher K. Dyer, Victory Capital Management Inc.
Erin G. Wagner, Victory Capital Management Inc.

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Scott A. Stahorsky, Victory Capital Management Inc. Nathan J. Greene, Sidley Austin LLP

Matthew J. Kutner, Sidley Austin LLP

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